UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number: 001-38638

NIO Inc.

(Registrant’s Name)

Building 20, 56 Antuo Road

Jiading District, Shanghai 201804

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

The documents attached as exhibit 99.1 and exhibit 99.2 to this Current Report on Form 6-K are hereby incorporated by reference into the Registration Statement on Form F-3 of NIO Inc. (File No. 333-239047).

EXHIBIT INDEX

Exhibit No.	Description
99.1	English translation of Amendment and Supplementary Agreement II to Investment Agreement, dated June 18, 2020, among Hefei Construction Investment Holdings (Group) Co., Ltd., the Registrant, NIO Nextev Limited, NIO Power Express Limited, NIO (Anhui) Holding Co., Ltd. and other parties thereto.

99.2	English translation of Amendment and Supplementary Agreement II to Shareholders’ Agreement, dated June 18, 2020, among Hefei Construction Investment Holdings (Group) Co., Ltd., the Registrant, NIO Nextev Limited, NIO Power Express Limited, NIO (Anhui) Holding Co., Ltd. and other parties thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIO Inc.

	By	:	/s/ Wei Feng
	Name	:	Wei Feng
	Title	:	Chief Financial Officer

Date: June 30, 2020